Exhibit 99.1

Pan American Silver Corp. - Early Warning Report

VANCOUVER, Dec. 27, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) ("Pan American" or the "Company") has acquired ownership and control of an additional 10,000,000 common shares of Maverix Metals Inc. (TSXV: MMX) ("Maverix") through the exercise of 10,000,000 previously acquired common share purchase warrants with an exercise price of US$0.546 per common share (the "Common Shares") on December 23, 2016, for gross proceeds to Maverix of US$5,460,000 (the "Warrant Exercise"). Pan American has also acquired ownership and control of an additional 6,500,000 Maverix common share purchase warrants with an exercise price of US$1.204 per common share of Maverix, such warrants expiring on July 8, 2021 ("Replacement Warrants").  The Warrant Exercise and the issuance of the Replacement Warrants were carried out as part of an early warrant exercise incentive arrangement with Pan American in connection with a transaction between Maverix and Gold Fields Netherlands Services BV and certain of its affiliates, which closed on December 23, 2016.  The Company continues to hold 10,000,000 previously acquired common share purchase warrants exercisable for US$0.78 per common share expiring in July 2021 ("Existing Warrants").

Immediately following the Warrant Exercise and issuance of the Replacement Warrants, Pan American directly owned 52,850,000 Common Shares and 16,500,000 Existing Warrants and Replacement Warrants, representing approximately forty (40%) of the total number of the issued and outstanding common shares of Maverix on a non-diluted basis, and approximately forty-three percent (43%) of the issued and outstanding shares on a fully-diluted basis.

Pan American had previously entered into a shareholder agreement (the "Shareholder Agreement") with Maverix, pursuant to which Pan American  is entitled to: (i) appoint up to two nominees for election to the Board of Directors of Maverix, depending on Pan American's shareholdings of Maverix; (ii) certain pre-emptive rights in respect of equity financings of Maverix, including certain anti-dilution rights; and (iii) certain qualification rights in respect of Pan American's shareholding. Under the Shareholder Agreement, Pan American's shareholdings in Maverix are subject to certain restrictions, including a two year hold period until July 8, 2018, and following that, certain rights of orderly disposition of its shareholdings.  The Company further agreed to provide Maverix with an opportunity to make an offer to acquire any metal stream or metal royalty transactions which Pan American contemplates granting on certain of its properties.

The Company's acquisition was made for investment purposes. The Company may, in the future, acquire ownership and control over additional securities of Maverix for investment purposes.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information, visit: www.panamericansilver.com

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: For further information and to obtain a copy of the related Early Warning Report, please contact: Ms. Siren Fisekci, VP, Investor Relations and Corporate Communications, (604) 806-3191, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 06:00e 27-DEC-16